Conspiracy Entertainment Holdings, Inc.
612 Santa Monica Blvd.
Santa Monica, CA 90401

September 12, 2008

Re:	Conspiracy Entertainment Holdings, Inc.
Form 10-KSB for Fiscal Year Ended
December 31, 2007
Filed April 15, 2008
File No- 000-32427

Ladies and Gentlemen:

Conspiracy Entertainment Holdings, Inc. (the “Company”) is hereby filing a response to questions raised by the Staff of the Commission in its letter of comments dated June 30, 2008. Set forth below is the Company’s responses to the Staff’s comments. The Company intends to amend the above-referenced filing and its other Exchange Act reports, as necessary, upon clearance of all of the Staff’s comments.

Form 10-KSB for the fiscal year ended December 31. 2007

Item 6. Management’s Discussion and Analysis or Plan of Operation

Results of Operations - Year Ended December 31 2007 Compared to Year Ended December 31, 2006. page 10

1.
The license/development cost of $353,658 and production costs of $4,693,755 presented here appears to be inconsistent with the cost of sales of $6,648,149 presented in the consolidated statement of operations on F-5. Please reconcile.

Response:

In response to the Staff’s Comment, the Company intends to revise its Management’s Discussion and Analysis or Plan of Operation to reflect the following:

The major components of cost of sales are production costs and license/development costs. Productions costs are the manufacturing costs of the games we sell and are generally proportional to the number of units manufactured. These costs include manufacturing of the software, packaging and assembly fees. License/development costs are the costs of having the product created, translated, or developed. They include, but are not limited to, translations fees for translating foreign game titles that we re-release in the United States. For the period ended December 31, 2007, we had license/development costs of $1,954,393 as compared to $431, 287 for period ending December 31, 2006. The increase in license/development costs of $1,523,106 or 453.2% was primarily the result of higher sales. However, due to our ability to negotiate flat fee development fees (especially for Winter Sports on the Nintendo Wii) the percentage of development cost in relation to sales was lower for the period ending December 31, 2007 as compared to the period ending December 31, 2006.

Liquidity and Capital Resources. page 11

2.
It appears from your disclosure that you believe the “current cash on hand and additional cash expected from operations in fiscal 2008 will be sufficient to cover your working capital requirements for the next twelve months.” Please tell us how you reached this conclusion considering you have a significant working capital deficit, minimal cash from operations, and a net loss at year end.

Response:

The Company reached this conclusion by recognizing that a major portion ($2,1423,077) of our debt is attributed to convertible notes payable, which we expect to be converted into shares, Deferred Revenue ($1,326,523) will be reclassified as revenue upon the completion of the current projects in development, and Derivative Liability ($3,307,012) would be the amount of cash required should our investors call in our outstanding loans. We do not believe will happen anytime in the near future. We have informally negotiated with the IRS to pay down our Payroll Taxes liability in the amount of $10,000 per month and since this 10k we have negotiated with an individual to waive the unpaid portion of notes payable in the amount of $110,128. The Company is negotiating with several other parties to waive portions of our debt, or to pay the debt with the issuance of company stock including Deferred Compensation ($533,010). In addition, based on our schedule of development for the remainder of the year, we anticipate an increase in sales, profitability and cash receipts in 2008 which will allow the Company to continue to pay down our working capital requirements and help avoid additional need for working capital.

Critical Accounting Policies and Significant Management Estimates

Allowance for doubtful accounts. page 13

3.
You state you maintain a “general reserve for certain invoices by applying a percentage based on the age category” yet you state the allowance for doubtful accounts has a zero balance in the financial statements, Please disclose the total amount of the general reserve for December 31, 2007 and 2006 and where it is accounted for in the financial statements.

Response:

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments where applicable. The majority of the Company’s sales are done through exclusive distribution which requires advance payments from the distributor. If payments are not received, product will not be published. This eliminates the need for allowance for doubtful accounts for the majority of the Company’s receivables. However the Company regularly reviews the adequacy of its accounts receivable allowance for all sales not made under the explained scenario, and after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer an allowance is established if deemed necessary by the Company’s findings. The Company reviews significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above. In addition, the Company maintains a general reserve for certain invoices by applying a percentage based on the age category. The Company also monitors its accounts receivable for concentration to any one customer, industry or geographic region. The allowance for doubtful accounts represents the Company’s best estimate, but changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future. As of December 31, 2007, the allowance for doubtful accounts holds a balance of $62,500 representing receivables which have been deemed uncollectible. In response to the Staff’s comment, the Company intends to revise its discussion of Critical Accounting Policies and Significant Management Estimates to reflect the balance of the allowance for doubtful accounts as of December 31, 2007.

4.
In addition to the comment above, the disclosure that as of December 31, 2007 the allowance for doubtful accounts has a zero balance appears to be inconsistent with the disclosure provided on F-3 and F-1l of the audited financial statements which states the allowance for doubtful accounts is $62,500 for the year ended December 31, 2007. Please clarify’ and advise.

Response:

As explained in the Company’s response to comment #3 above, the Company intends to revise its discussion of Critical Accounting Policies and Significant Management Estimates to reflect the balance of the allowance for doubtful accounts as of December 31, 2007.

Consolidated Statement of Cash Flows. F-9

5.
It appears the balance of $448,090 reported for cash and cash equivalents at December 31, 2007 is inconsistent with the cash and cash equivalent balance presented in the consolidated balance sheet on F-3. Please clarify or advise.

Response:

The balance presented in the consolidated balance sheet is the correct number. The Company intends to amend the cash and cash equivalents balance presented in its consolidated statement of cash flows in its amended filing.

Notes to Consolidated Financial Statements

Note 1- Nature of Organization F-10

6.
It appears from your disclosure that during 2006 you sold your 51% interest in Conspiracy Entertainment Europe, LTD which was being consolidated by the you. Please provide a detailed discussion of how you accounted for this disposition and cite the specific authoritative literature you used to support your accounting treatment. In your response, provide a narrative discussion addressing the applicability of paragraphs (41 — 44) of SFAS No. 144.

Response:

On March 29, 2006 the company sold its ownership of CEE to an unrelated company who was interested in purchasing an existing UK entity possessing the necessary publishing licenses enabling them to become an immediate software publisher. CEE at that point had no operations. The amount received was booked as Other Income. Since CEE never really had its own operations, the disposition was not considered a discontinuance of operations. In addition, because the amount recorded was so immaterial, management believes that Paragraphs 41-44 of SFAF No. 144 to be inapplicable.

7.
It appears from your disclosure that you received advances during 2007 and 2006 and may received additional advances related to a “Settlement Agreement and Mutual Release.” Please provide a detailed discussion of the specific terms of the settlement agreement, why you have recorded these advances as a minority interest and Cite the specific authoritative literature you utilized to support your accounting treatment In addition, please provide us with a courtesy copy of this agreement or tell us when this agreement was filed.

Response:

Conspiracy received funds from an entity we had an agreement with, to joint venture the development of a line of business (mobile fan clubs). We consider this a corporate joint venture as described in APB 18. Pursuant to APB 18, Paragraph 19 e, which states, “A transaction of an investee of a capital nature that affects the investor's share of stockholders' equity of the investee should be accounted for as if the investee were a consolidated subsidiary.” In a consolidation, the capital infused into a subsidiary from other than the company, increases the minority interest of that subsidiary. We therefore accounted for the proceeds that came into the company as minority interest, it being the capital put into the company for the joint venture. It was not revenue, it was not for an equity position, therefore not equity, and it was not due to be paid back, thus not a liability. A copy of the agreement is hereto attached as Exhibit A.

Note 2— Summary of Significant Accounting Policies

i. Revenue Recognition. F-14

8.
We note from your disclosure on page 1 that you develop, publish and market entertainment software, yet it appears from your disclosure that you are recognizing revenue under the “completed contract method” which would appear to represent contract accounting and under SAB 104. Please provide a detailed description of your revenue generating activities and whether your software requires significant production, modification, or customization. Your narrative response should address each indicator of revenue recognition as set forth in SOP 97-2 and SOP 98-9 and explain how you analyzed the consensus in concluding when revenue from your products should be recognized.

Response:

Our revenue generating activities consist of the sale of video games, and on some occasions, commissions or royalties earned on games sold. The majority of our development does not require significant production, modification, or customization, and therefore we book revenue once product is delivered to our distributor. We believe this falls under SOP 97-2 (.08)

9.
It appears from your disclosure on page 4 that your software products are sold through channel partners (i.e., distributors). Please provide a detailed discussion of (i) your return policies with the distributor and your accounting treatment thereof, (ii) whether the distributor has price protection, (iii) whether the distributor can return the video games to you for full reimbursement if the games do not sell through to the end-user, (iv) whether the distributor agrees to provide upgrades and (v) the payment terms between you and the distributor.

Response:

The Company does not have a return policy with its distributors. All product sales are final. There is no price protection and the Company does not accept any returns from its distributors. The Company does not require the distributor to provide any upgrades and distributors receive the Company’s product directly as published. Finally, the payment terms are done on a milestone basis, manufacturing is prepaid by the distributor and royalties are either recouped against advances or paid 30 days after the product has shipped.

10.
In connection with the comment above, please revise your critical accounting policy to discuss the return rights of these channel partners and how you assess levels of inventory in the distribution channel. Discuss to what extent you consider information from external sources (e.g., end-customer demand, thirds party market research data) to assist you in such critical estimates. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer’s ordinary course of business inventory level.

Response:

In response to the Staff’s comment, the Company intends to revise its discussion of critical accounting policies to indicate that because there are no returns, price protection and no requirement for upgrades, the Company does not estimate levels of inventory in the distribution channel. In addition, the Company intends to revise its disclosure to indicate that all sales are final with no anticipation or allowance for returns.

11.
It appears from your disclosure that you accounted for the beneficial conversion feature related to the 15% Secured Convertible Debt issued in March 2007 and July 2007 at the intrinsic value as paid in capital. While conventional convertible debt typically qualifies for the scope exception in paragraph 11(a) of SFAS 133, these debentures appear to be convertible into a variable number of shares (at the rate of the lesser of $.02 per share or 70% of an average of the lowest closing bid prices). Thus, the debt is not conventionally convertible and does not appear to qualify for the scope exception from the provisions of SFAS 133. As such, it appears the debt conversion feature should be bifurcated from the host contract (the debt) and accounted for as a derivative at fair value, with changes in fair value recorded in earnings. Please clarify and advise.

Response:

The Company agrees that due to the indeterminate number of shares that may be issued in settlement of our 15% Secured Convertible Debt (as with all of our debt described in Note 4 to our December 31, 2007 financial statements); it is outside the scope exception in paragraph 11(a) of SFAS 133. Accordingly, the Company intends to restate its December 31, 2007 financial statements to bifurcate the embedded derivative from the host contract and mark to market each reporting period. Attached hereto as Exhibit B, please find detail calculations supporting the Company’s conclusion.

12.
It appears that the 5% Secured Convertible Debt issued in August 2004, September 2004 and February 2005 included a registration rights agreement. This agreement appears to include a liquidated damages provision if you did not met the “Required Filing Date” or the “Initial Required Effectiveness Date” as defined therein. Please provide the disclosures required by FSP BITF 00-19-2 and disclose the amount of damages accrued in the accompanying financial statements and specify the line items where the damages have been reported. Conversely, if you obtained a waiver from the Investors, please disclose the terms and conditions of the waiver and file any agreements as necessary.

Response:

The Company agrees that its 5% Secured Convertible Debt issued in August 2004, September 2004 and February 2005 included a registration rights agreement. As such, that in accordance with FSP EITF 00-19-2, the Company must estimate its “Initial Required Effectiveness Date” and accrue liquidated damages. The Company intends to restate its December 31, 2007 and 2006 financial statements to reflect its estimation. Please find as part of the workpapers provided, the Company’s calculations to be reflected in its restatements.

Note 7— Agreements

13.	Please disclose the license fee obligation of $60,000 to Discovery as disclosed in contractual obligations on page 11 and specify where it is recorded in the financial statements.

Response:

In response to the Staff’s comment, the Company intends to disclose the license fee obligation to discovery in Note 7. The license fee obligation to Discovery is for the Jeff Corwin Experience which replaced the Crocodile Hunter license the company originally was contracted for. At one point in time, Discovery was informed that it did not have the licensing rights to Crocodile Hunter and thus replaced the property with Jeff Corwin. The Company accepted this transfer and the obligations at the time proposed to maintain its relationship with Discovery, however we were unable to pair this new license with any game prospects. Per the agreement, the Company still owes $60,000 in unpaid advances to Discovery. The amount is recorded in Prepaid License as well as Accounts Payable. The Company is currently attempting to negotiate either an amendment to the agreement to maintain the rights to the property or to have Discovery waive the remaining balance due.

Employment Agreements. F-22

14.
You state that the Chief Financial Officer is “entitled to 10% of the Company’s total issued and outstanding common shares as of the date of the agreement.” Please disclose the number of shares that have been issued to the CFO and how many shares are still due to the CFO. Please tell us how you computed the related compensation expense and the number of shares issued, as reported in the financial statements. Disclose all relevant and material details of the agreements in the notes to the financial statements.

Response:

In response to the Staff’s comment, the Company intends to disclose the number of shares that have been issued to the CFO is 2,155,290, which were due at the time of the merger and that no shares are still due to the CFO. Upon amendment we will take this portion out of the notes. At the time of the merger, the related compensation expense. Since the agreement expired in 2005, there are no material details remaining.

Note 8- Contingencies. Concentrations, and Uncertainties. F-23

15.	Please provide the disclosures required by paragraph (39) of SFAS No. 131.

Response:

In response to the Staff’s comment, the Company intends to revise Note 8 to reflect the following:
For the year ended December 31, 2007, one customer generated sales in excess of 10% of the Company’s total sales. Sales to this customer totaled $8,228,131 or 93.6% of our total revenues. At December 31, 2007, the receivable balance from this customer was $110,195 (100% of net accounts receivable).

Note 9 — Capitalized Development Costs and Licenses. F-24

16.
It appears from disclosure on page 21 of your 10-QSB for the period ended September 30, 2007 that the amortization expense is $907,643 for nine-months ended. This amount appears to be inconsistent with your disclosure of $558,588 of amortization expense for twelve months ended December 31, 2007. Please clarify or advise.

Response:

The amortization expense thru Septemer 30, 2007 is correct, but we will correct our 10k disclosure which did not properly include the flat fee title amortization expenses. The correct amount should read $1,979,394 as such Footnotes 2g and 9 will be revised accordingly in our amended filing.

17.
It appears from the disclosure that you recorded an impairment loss of $286,430 related to the capitalized development costs and licenses. Please provide the disclosures required by paragraph (25) and (26) of SFAS No. 144.

Response:

The Company’s recorded impairment loss of $286,430 was determined impaired as the projects were either cancelled or terminated (no additional units to be ordered). Prepaid license titles cancelled were as follows: PSP Generation of Chaos ($5,000), PSP Spectral Soul ($5,000) and PSP Spectral vs Generation ($65,000). These titles were cancelled, as Sony approval was not achievable. PSP Pool was terminated and the remaining balance was impaired, as it was determined that no additional units would be purchased ($81,500). Prepaid Development titles cancelled were as follows: PSP GT Cube ($45,000), PSP Jump ($4,500), and PSP Spectral vs. Generation ($5,930). These titles were cancelled, as Sony approval was not achievable. PSP Pool was terminated and the remaining balance was impaired, as no additional units will be purchased ($74,500). These disclosures will be included in the amendment.

Note 10 — New Technical Pronouncements. F-24

18.
It appears from your disclosure that the adoption of FIN No. 48 is expected to be immaterial. Please note that you were required to adopt the provisions of FN 48 beginning in fiscal year 2007; therefore it appears the provisions of this statement should be adopted and the disclosures required by paragraph (20 and 21) should be provided. Please clarify or advise.

Response:

The Company believes the applicable disclosure of FIN 48 I contained in Note 2/Income Taxes in its financial statement. The Company has adapted FIN 48 by 2007. The following represents the applicable provisions of Note 2:

At December 31, 2007, the Company had net operating loss carryforwards of approximately $8,437,974 that may be offset against future taxable income. These operating loss carryforwards expire through 2027. No tax benefit has been reported in the financial statements because the potential tax benefit of the net operating loss carryforwards, resulting in a deferred tax asset of $3,290,810, is effectively offset by a 100% valuation allowance primarily because of significant uncertainty as to the Company’s ability to continue as a going concern (Note 3). In addition, the Company may be limited in its ability to fully utilize its net operating loss carryforwards and realize any benefit there-from in the event of certain ownership changes described in Internal Revenue Code Section 382.

	December 31,
	2007	2006
Income tax benefit at statutory rates	$350,612	$1,671,651
Bad debts	(24,375)	-
Non-deductible expenses: loss on valuation of derivative
liabilities	(225,401)	(1,099,433)
	100,836	572,218
Change in valuation allowance	(100,836)	(572,218)
	$-	$-

The income tax benefit differs from the amount computed at federal and state statutory rates of approximately 39% as follows:

Operating loss carryforwards	$3,290,810
Less: valuation allowance	(3,290,810)
Net deferred tax assets	$-

Note 11 - Shareholders’ Equity

Warrants, F-26

19.
Please expand your disclosure here to describe all of the material terms of the warrants, including who has the rights to convert (i.e. the holder or the Company), the exercise feature (i.e. physical, net cash, or net share settlement, etc.), and any redemption features. Please provide a description of the method and significant assumptions used to determine the fair value of each of the warrants issued.

Response:

In response to the Staff’s comment the Company intends to add the following additional language to Note 11:

All warrants are convertible at the option of the warrant holder and are exercisable in cash where the holder receives shares in exchange for cash payment and there are no additional special redemption features. The Company estimates the fair value of each warrant at the grant date by using the Black-Scholes option pricing model. The Company determines the following significant assumptions at the time of grant in order to calculate the value of the warrant based on the Black-Scholes option pricing model: dividend yield, expected volatility, risk-free interest rate, and expected lives of the warrant.

Note 13 Derivative Liability and Restatement of Prior Years

20.
We note that you recorded a restatement due to an error in the financial statements as of December 31, 2006. It appears that your recorded a derivative liability to settle the conversions of the outstanding warrants and convertible debt as you had insufficient authorized shares. Please provide a detailed discussion of the instruments that were determined to be incorrectly recorded, the periods in which these instruments were improperly recorded as equity and provide all supporting calculations and assumptions utilized to determine the balance of the derivative liability.

Response:

The Company’s derivative financial instruments consist of embedded derivatives related to the Convertible Debentures described in Note 4 to the financial statements. These embedded derivatives include certain conversion features, variable interest features, call options and default provisions. The accounting treatment of derivative financial instruments requires that the Company record the derivatives and related warrants at their fair values as of the inception date of the Note Agreement and at fair value as of each subsequent balance sheet date. In addition, under the provisions of EITF Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," as a result of entering into the Notes, the Company is required to classify all other non-employee stock options and warrants as derivative liabilities and mark them to market at each reporting date. Any change in fair value inclusive of modifications of terms will be recorded as non-operating, non-cash income or expense at each reporting date. If the fair value of the derivatives is higher at the subsequent balance sheet date, we will record a non-operating, non-cash charge. If the fair value of the derivatives is lower at the subsequent balance sheet date, we will record non-operating, non-cash income.

Upon review of its restated December 31, 2006, the Company determined that it did not properly value the embedded derivatives and warrants. As such, please find attached the detail calculations necessary to adjust to fair value. The conversion-related derivatives and warrants were fair valued using the Black Scholes Option Pricing with the assumptions contained within such workpapers.

Item 8A(T) Controls and Procedures. Page 14

21.
It appears from your disclosure on F-13 that you have restated your financial statements. Please describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

Response:

Management concluded that the restatement of the financial statement resulted from certain limitations which are inherent in any system of internal control. Accordingly, the officers concluded that the disclosure controls and procedures were effective despite the restatement.

Exhibits

22.	We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-B in the following respects:
• The head note to paragraph 5 does not include your evaluation of internal controls over financial reporting
• Paragraph 5(a) does not follow the required language as stated in Item 601(31) of Regulation S-B

Please revise your certifications to address each of the matters noted above.

Response:

In response to the Staff’s comment, the Company intends to revise its Section 302 certifications.

Other Exchange Act Reports

23.	Please revise your other Exchange Act reports, as necessary, to comply with our comments above.

Response:

The Company intends to amend the above-referenced filing and its other Exchange Act reports, as necessary, upon clearance of all of the Staff’s comments.

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the fining; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If you have any further comments and/or questions, please contact the undersigned at (310) 260-6150 or David B. Manno, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 981-6772 .

Very truly yours,

/s/ Sirus Ahmadi
Sirus Ahmadi
Chief Executive Officer

THIS AGREEMENT is made this __ day of June, 2005 by and between Bravado International Group Merchandising Services, Inc., 3640 Holdrege Avenue, Los Angeles, California 90016 ("Bravado") and Conspiracy Entertainment Corporation, 612 Santa Monica Boulevard, Santa Monica, California 90401 ("Conspiracy").

(A) **WHEREAS** Bravado is the duly authorized licensee of certain merchandising rights relating to various entertainers;

(B) **WHEREAS** Conspiracy possesses the expertise in and is in the business of producing and developing software that enables images, sounds and other material to be viewed and/or listened to and/or downloaded on to cellular telephones;

(C) **WHEREAS** Conspiracy possesses the expertise in and is in the business of securing agreements with cellular telephone carriers and/or aggregators for cellular telephone carriers pursuant to which cellular telephone carriers sell images, sounds and/or other material that can be viewed and/or listened on and/or downloaded on to cellular telephones;

(D) **WHEREAS** Bravado and Conspiracy wish to enter into an agreement with respect to creating fan clubs for entertainers for cellular telephones ("Cellular Fan Clubs").

NOW IT IS HEREBY AGREED as follows:

1. THE CELLULAR FAN CLUBS

(a) Bravado shall use reasonable efforts to obtain the approval of entertainers for whom Bravado owns exclusive merchandising rights ("Bravado Artists") to authorize Bravado to grant to Conspiracy the right to use the Bravado Artists' names, likenesses and/or trademarks in connection with Cellular Fan Clubs in North America, South America, Australia and the European Community ("the Territory") during the Term as defined in Paragraph 3 below.

(b) The Cellular Fan Clubs may include: images, games, alerts, chat rooms, voice-mail, ring tones, video clips, greetings, video diaries, merchandise offerings, premium calls, competitions, tour information, advertising, marketing and data base opportunities.

(c) All rights not granted herein are expressly reserved to Bravado. Bravado has no obligation to include any Bravado Artist in any Cellular Fan Club. Bravado's sole obligation hereunder is to attempt to obtain the approval of Bravado Artists to authorize Bravado to grant to Conspiracy the right to use their names, likenesses and/or trademarks to Conspiracy for use in Cellular Fan Clubs. Bravado's failure to provide Conspiracy with any one or more Bravado Artists for any reason whatsoever shall not expose Bravado to any liability hereunder.

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(d) Conspiracy acknowledges that Bravado may not possess the rights to some Bravado Artists for Cellular Fan Clubs and/or for one or more countries in The Territory and/or some or all of the contemplated aspects of the Cellular Fan Clubs, including, but not limited to, the aspects of Cellular Fan Clubs set forth in paragraph 1(b) above, and/or that some Bravado Artists may be parties to agreements that would prevent them from authorizing Bravado to grant rights to Conspiracy to participate in Cellular Fan Clubs. Conspiracy further acknowledges that Bravado does not possess any rights in any songs, performances, videos and/or other recorded material of the Bravado Artists and all rights therein must be negotiated with the third parties that own said rights.

(e) In the event that one or more Bravado Artists agrees to authorize Conspiracy to use any of their intellectual property rights with respect to Cellular Fan Clubs, Conspiracy shall:

(i) Enter into an agreement for each Bravado Artist that has authorized Bravado to include it in a Cellular Fan Club in a form that is acceptable to Bravado;

(ii) Supply all technological and product development and marketing support for the Cellular Fan Clubs;

(iii) Secure agreements, subject to Bravado's written approval, with cellular telephone carriers and aggregators for cellular telephone carriers for distribution of the Cellular Fan Clubs;

(iv) Collect and account for all revenues from the Cellular Fan Clubs.

(f) Conspiracy acknowledges and agrees that there is valuable goodwill associated with the Bravado Artists and their intellectual property and acknowledges and agrees that the rights therein and goodwill associated therewith shall be and remain the exclusive sole and complete property of Bravado and/or the applicable Bravado Artist. Conspiracy shall not use nor authorize nor permit the use of any intellectual property of any Bravado Artist in any manner not specifically set forth herein and/or in a separate agreement between Bravado and Conspiracy for each Bravado Artist. All rights with respect to the Bravado Artists that are not specifically granted to Conspiracy in a specific agreement with a Bravado Artist are reserved to Bravado and/or the applicable Bravado Artist. Conspiracy shall exercise the rights granted under this agreement and all agreements with respect to specific Bravado Artists strictly in accordance with the terms, conditions, restrictions and limitations contained herein. Conspiracy acknowledges and agrees that its use of the intellectual property of the Bravado Artists shall not create in Conspiracy's favor any right, title or interest therein and that all uses of any intellectual property of any Bravado Artists shall inure to the benefit of Bravado and/or the applicable Bravado Artist.

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2. ADVANCES/PAYMENTS/ACCOUNTING

(a) Upon execution hereof, Bravado shall pay to Conspiracy an advance of One Hundred Twenty-Five Thousand ($125,000.00) Dollars.

(b) (i) Subject to Paragraph 2(e) below, Bravado shall pay a second advance ("Second Advance") of One Hundred Twenty-Five Thousand ($125,000.00) Dollars to Conspiracy on the earlier of: the date of The Launch (as defined in paragraph 2(i) below) of Cellular Fan Clubs for a total of five different Bravado Artists (one musical group shall be considered as one Bravado Artist) or one year after the date of execution of this agreement but only if Bravado has not obtained the approval of a total of five different Bravado Artists to authorize Bravado to grant to Conspiracy the right to use the Bravado Artists' names, likenesses and trademarks for a Cellular Fan Club in at least one country in the Territory.

(ii) If Bravado has obtained, prior to one year after the date of execution of this agreement, the approval of a total of five Bravado Artists to authorize Bravado to grant to Conspiracy the right to use the Bravado Artists' names, trademarks and likenesses in at least one country in the Territory and The Launch of five Cellular Fan Clubs for five Bravado Artists does not occur within nine months after Bravado confirms to Conspiracy that such approval of all five Artists has been granted, then Bravado shall have the right to terminate this Agreement upon thirty (30) days notice and shall be relieved from all obligations to pay any advances or other monies otherwise due hereunder and Conspiracy shall return any unrecouped portion of the advance paid pursuant to Paragraph 2(a). Bravado shall provide the following information in connection with each Artist, before the nine month time period for Launch commences:
(1) A checklist with Artist approved content and all necessary releases for the content to be included in the Artist Fan Club for each territory available;
(2) The checklist shall identify the types of content available for the Artist Fan Club, including but not limited to: wallpapers, ringtones, concert video, interviews, movie videos, artist logos, etc.
(3) Bravado is not responsible for submitting any specific content for any specific Artist Fan Club. Rather, it shall merely identify what content is available with applicable releases as well as provide said content to Conspiracy.

(c) (i) Subject to Paragraph 2(e) below, Bravado shall pay a third advance ("Third Advance") of One Hundred Twenty-Five Thousand ($125,000.00) Dollars to Conspiracy on the earlier of the: date of The Launch of Cellular Fan Clubs for a total of ten different Bravado Artists or two years after the date of execution of this agreement but only if Bravado has not obtained the approval of a total of ten different Bravado Artists to authorize Bravado to grant to Conspiracy the right to use the Bravado Artists' names, likenesses and trademarks for a Cellular Fan Club in at least one country in the Territory.

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(ii) If Bravado has obtained, prior to two years after the date of execution of this agreement, the approval of a total of ten Bravado Artists to authorize Bravado to grant to Conspiracy the right to use the Bravado Artists' names, trademarks and likenesses in at least one country in the Territory and The Launch of ten Cellular Fan Clubs for ten Bravado Artists does not occur within nine months after Bravado confirms to Conspiracy that such approval of all ten Artists has been granted, then Bravado shall have the right to terminate this Agreement upon thirty (30) days notice and shall be relieved from all obligations to pay any advances or other monies otherwise due hereunder. Bravado shall provide the following information in connection with each Artist, before the nine month time period for Launch commences:
(1) A checklist with Artist approved content and all necessary releases for the content to be included in the Artist Fan Club for each territory available;
(2) The checklist shall identify the types of content available for the Artist Fan Club, including but not limited to: wallpapers, ringtones, concert video, interviews, movie videos, artist logos, etc;
(3) Bravado is not responsible for submitting any specific content for any specific Artist Fan Club. Rather, it shall merely identify what content is available with applicable releases as well as provide said content to Conspiracy.

(d) (i) Subject to Paragraph 2(e) below, Bravado shall pay a fourth advance ("Fourth Advance") of One Hundred Twenty-Five Thousand ($125,000.00) Dollars to Conspiracy on the earlier of: the date of The Launch of Cellular Fan Clubs for a total of fifteen different Bravado Artists or three years after the date of execution of this agreement but only if Bravado has not obtained the approval of a total of fifteen different Bravado Artists to authorize Bravado to grant to Conspiracy the right to use the Bravado Artists' names, likenesses and trademarks for a Cellular Fan Club in at least one country in the Territory.

(ii) If Bravado has obtained, prior to three years after the date of execution of this agreement, the approval of a total of fifteen Bravado Artists to authorize Bravado to grant to Conspiracy the right to use the Bravado Artists' names, trademarks and likenesses in at least one country in the Territory and The Launch of fifteen Cellular Fan Clubs for fifteen Bravado Artists does not occur within nine months after Bravado confirms to Conspiracy that such approval of all fifteen Artists has been granted, then Bravado shall have the right to terminate this Agreement upon thirty (30) days notice and shall be relieved from all obligations to pay any advances or other monies otherwise due hereunder. Bravado shall provide the following information in connection with each Artist, before the nine month time period for Launch commences:
(1) A checklist with Artist approved content and all necessary releases for the content to be included in the Artist Fan Club for each territory available;

4

(2) The checklist shall identify the types of content available for the Artist Fan Club, including but not limited to: wallpapers, ringtones, concert video, interviews, movie videos, artist logos, etc;

(3) Bravado is not responsible for submitting any specific content for any specific Artist Fan Club. Rather, it shall merely identify what content is available with applicable releases as well as provide said content to Conspiracy.

(e) To the extent there are any Net Profits from the Fan Club promotions addressed herein, as defined in 2(f) below, Fifty percent (50%) of the same may be used as an offset against any advance due pursuant to paragraphs 2(b), 2(c) and/or 2(d) above. To the extent there are any other agreements between the parties hereto, any net profits generated shall also be applied as an offset as set forth above.

(f) Net Profits shall be defined as: All sums received from all cellular telephone carriers and/or all aggregators for all cellular telephone carriers for the Cellular Fan Clubs and/or all sums received in connection with the sale of all digital products sold in connection with the Cellular Fan Clubs with deductions only for:

(i) Royalties and/or advances paid to or on behalf of Bravado Artists;

(ii) Costs that are approved in writing by Bravado for intellectual property license fees paid to third parties including, but not limited to, monies paid to Public Figures (as defined in paragraph 4(a) below); and

(iii) Costs that are approved in writing by Bravado for marketing and promotion of the Cellular Fan Clubs which sum shall not be greater than Five Thousand ($5,000.00) Dollars.

(g) Pursuant to paragraph 2(h) below, Conspiracy shall pay to Bravado:

(i) A sum equal to Fifty (50%) Percent of Net Profits from each Cellular Fan Club and/or all digital products sold in connection therewith;

(ii) Until all advances paid by Bravado hereunder are recouped by Bravado, an additional sum equal to Twenty-Five (25%) Percent of Net Profits from each Cellular Fan Club and/or all digital products sold in connection therewith;

(iii) All royalties and/or other sums due to Bravado.

(h) Consistent with the reporting periods and practices of carriers and aggregators, Conspiracy shall send to Bravado a complete, accurate and detailed statement, broken down by Bravado Artist or Public Figure and each party from whom revenues are received, setting forth the gross amounts received during the preceding calendar month along with a detailed account of all deductible costs from said gross revenues and the computation of monies due to Bravado. Such

5

statement shall be accompanied by payment of all monies due to Bravado. Acceptance by Bravado of such payment and statement for any period shall not preclude Bravado from questioning their accuracy at any time thereafter. Each such statement shall be certified by a principal officer of Conspiracy as being true and accurate. Monies shall be paid in United States Dollars. The monies payable in another currency shall be converted into United States Dollars at the mid-rate listed in the Wall Street Journal on the last date of the month with respect to which the statement is rendered. Notwithstanding the above, Conspiracy shall provide a report and payment in connection with all revenues actually received on the first calendar day of each month.

(i) The Launch shall be defined as the date when Conspiracy pays and/or accounts for three months of revenue received from a Cellular Fan Club for a particular Bravado Artist that is made available to the general public by at least one cellular telephone carrier approved by Bravado ("Approved Carrier") in the United States, the United Kingdom and at least two other countries set forth below: Germany, Scandinavia, France, Brazil, Argentina and Australia. Approved Carriers are: United States – Sprint, Verizon, Cingular, Nextel and T-Mobile; United Kingdom – Vodafone, T-Mobile, O2, Orange and 3; Germany – Vodafone DE, O2 DE, T-Mobiel DE; France – Orange France, SFR and Buoygues; Scandinavia – to be supplied; Brazil and Argentina – to be supplied; Australia – to be supplied.

(j) All accounting and payment obligations of Conspiracy shall survive and continue beyond the expiration or earlier termination of this agreement. Wherever the obligations of Conspiracy hereunder are expressed to be subject to a limit of time, it shall be deemed that time shall be of the essence of this agreement.

(k) Except for the costs set forth in paragraph 2(f) above, all sums payable hereunder by Conspiracy to Bravado shall be made without deduction or set off or withholding, unless any Federal or State tax withholding is legally required.

(l) If Conspiracy fails to make any payment by the due date (without prejudice to the provisions of paragraph 8 below), interest shall be payable on the outstanding amount at a rate of four percent (4%) per annum above the City National Prime rate or eight percent (8%) per annum, whichever is higher, from the date payment should have been made until payment is actually made.

3. THE TERM

(a) The term of the Agreement ("The Term") shall commence upon execution hereof and shall continue for a period of fourteen months.

(b) The Term shall be extended for an additional one year period if total Net Profits paid to Bravado during the first year of the Term pursuant to paragraph 2(g)(i) above exceeds Five Hundred Thousand ($500,000.00) Dollars.

6

(c) In the event that total Net Profits paid to Bravado pursuant to paragraph 2(g)(i) above does not exceed Five Hundred Thousand ($500,000.00) Dollars as of the date that is one year from the date of execution of this agreement, Bravado shall have the option to extend The Term for an additional one-year period by delivering notice thereof to Conspiracy no less than ten (10) days prior to the expiration of The Term.

(d) In the event that total Net Profits paid to Bravado pursuant to paragraph 2(g) (i) above does not exceed Five Hundred Thousand ($500,000.00) Dollars as of the date that is two years from the date of execution of this agreement, Bravado shall have the option to extend The Term for an additional one-year period by delivering notice thereof to Conspiracy no less than ten (10) days prior to the expiration of The Term.

(e) In the event that total Net Profits paid to Bravado pursuant to paragraph 2(g) (i) above does not exceed Five Hundred Thousand ($500,000.00) Dollars as of the date that is three years from the date of execution of this agreement, Bravado shall have the option to extend The Term for an additional one-year period by delivering notice thereof to Conspiracy no less than ten (10) days prior to the expiration of The Term.

(f) In the event that total Net Profits paid to Bravado pursuant to paragraph 2(g) (i) above does not exceed Five Hundred Thousand ($500,000.00) Dollars as of the date that is four years from the date of execution of this agreement, Bravado shall have the option to extend The Term for an additional one-year period by delivering notice thereof to Conspiracy no less than ten (10) days prior to the expiration of The Term.

4. PUBLIC FIGURES/SEPARATE DIVISION/SECURITY INTEREST

(a) Conspiracy and Bravado also envision that Conspiracy will obtain, in consultation with Bravado, the rights to create and distribute Cellular Fan Clubs for all entertainers, models and/or public figures ("Public Figures") who are not Bravado Artists. In consideration of Bravado's consultation services in connection therewith, Conspiracy agrees to pay Bravado the same Net Profit amounts pursuant to paragraph 2(g) (i) and 2(g) (ii) above as if the Public Figures were Bravado Artists.

(b) Conspiracy shall create and maintain throughout The Term a separate division for the Cellular Fan Clubs ("Cellular Fan Clubs Division") that will have a separate bank account and accounting from Conspiracy's other operations. All parties that owe money with respect to Cellular Fan Clubs shall be directed to render payment directly to a specific bank account ("Designated Account") in which only funds relating to Cellular Fan Clubs shall be deposited. Conspiracy shall only distribute monies for costs approved pursuant to the terms hereof from the Designated Account. Conspiracy agrees to execute an Account Control Agreement in the form annexed hereto with respect to the Designated Account.

7

(c) As security for the timely payment of money due to Bravado hereunder and/or with respect to the Cellular Fan Clubs, Conspiracy hereby pledges and grants to Bravado a first priority security interest in all of Conspiracy's right, title and interest, whether now owned or hereafter acquired, in and to the Designated Account and all proceeds and/or monies due from any Cellular Fan Clubs (the "Collateral"). The Collateral shall be held by Bravado as secured party until full payment of all monies due.

(d) Conspiracy agrees to take all actions and execute all documents reasonably requested by Bravado to perfect and to otherwise give notice of the security interest granted hereunder, including, but not limited to, executing a separate Security Agreement and executing and authorizing Bravado to file UCC-1 financing statements against Conspiracy with respect to the Collateral with any governmental authority.

(e) The parties envision that the Cellular Fan Clubs Division may be spun off and a new entity may be created therefrom. Any equity interest in any entity spun off from the Cellular Fan Clubs Division will be owned equally by Bravado and Conspiracy. Bravado shall have an option, that shall be exercisable any time after the Launch of five or more Bravado Artists, to request that the Cellular Fan Clubs Division be spun-off and Conspiracy shall thereafter take all steps necessary to do so.

5. WARRANTIES AND REPRESENTATIVES

Conspiracy warrants and represents and undertakes as follows:

(i) Conspiracy is free to enter into and fully perform this agreement;

(ii) All ideas, creations, designs, materials and intellectual property furnished by Conspiracy in connection with the Cellular Fan Clubs will be Conspiracy's own and original creation or material which Conspiracy is fully licensed to use (except for matters in the public domain) and all use thereof and rights therein shall inure to Bravado and shall be owned in full by Bravado and shall be licensed to Conspiracy solely for the purposes contemplated by this agreement;

(iii) Nothing contained in any Cellular Fan Club shall infringe upon or violate any rights of any party;

(iv) The Cellular Fan Clubs shall be of a high standard in style, appearance and quality and will conform with versions approved by Bravado and will comply with all applicable governmental rules, guidelines, safety codes and regulations;

(v) The Cellular Fan Clubs shall be advertised, distributed and sold in a manner that will not reflect adversely on Bravado, the Bravado Artists or other parties with whom Bravado has contractual arrangements with respect to the Bravado Artists;

8

(vi) Conspiracy will not use any intellectual property of any of the Bravado Artists in any manner at any time or in any place not specifically licensed hereunder and/or pursuant to an agreement with respect to a Bravado Artist;

(vii) Conspiracy will promote and maximize sales and sales revenue of the Cellular Fan Clubs;

(viii) Conspiracy will not at any time do or suffer to be done any act or thing or fail to perform any act that might impair or affect Bravado and/or the Bravado Artists and/or the reputation of Bravado and/or the Bravado Artists;

(ix) All transactions in which Conspiracy shall engage relating to the sale, marketing, development and/or distribution of the Cellular Fan Clubs shall be "arms length" transactions to and/or with bona fide unrelated third parties.

6. INDEMNITY

Conspiracy and Bravado do hereby indemnify and hold each other harmless and the Bravado Artists and their officers, directors, agents, employees and associated companies from and against any and all claims, damages, loss, liabilities, costs and expenses (including attorney fees and costs) arising out of or in any manner connected with this agreement and/or any agreement with respect to a Bravado Artist, arising out of material breach of the terms, conditions, warranties or representations set forth in this agreement.

7. PRODUCT APPROVAL

(a) It is the essence of this agreement and all agreements with respect to all Bravado Artists that Conspiracy must obtain Bravado's prior written approval of each and every aspect of The Cellular Fan Clubs (including, but not limited to, the pricing of and any subscription conditions of each Cellular Fan Club, the form and content of all advertising and promotional material in which any intellectual property of any Bravado Artists appears for use at trade shows and in the press, magazines, television, radio, billboard, on-line and cinema advertisements or in any other way) which Conspiracy desires to exploit pursuant to this agreement or any agreement with respect to a Bravado Artist. Conspiracy acknowledges that Bravado cannot issue any approvals hereunder without Bravado first receiving the applicable Bravado Artist's approval. In this regard, Conspiracy shall submit to Bravado, at no cost or expense to Bravado for Bravado's approval, a description of the concept, including full information on the nature of the proposed Cellular Fan Club and a description of how the Bravado Artist's intellectual property will be used in the Cellular Fan Club.

(b) It is further the essence of this agreement that Bravado shall also have prior written approval of all products that do not relate to Bravado Artists that are included in promotional material and/or advertisements and/or at trade show exhibits that also

9

include any reference whatsoever to any Bravado Artists and/or any Bravado Artists' intellectual property.

(c) Unless and until Conspiracy shall receive Bravado's written approval of every aspect of any Cellular Fan Club, Conspiracy shall not proceed to distribute or exhibit the same.

8. TERMINATION

(a) Upon the occurrence of any of the following events, without prejudice to any other rights that it may have, Bravado shall have the right to terminate this agreement:

(i) Conspiracy fails to make any payment or furnish any statement in accordance with this agreement within ten (10) business days after receiving written notice requiring it to do so;

(ii) Conspiracy fails to comply with any other of its material obligations under this agreement or breaches any warranty made by it under this agreement;

(iii) INTENTIONALLY DELETED

(iv) Conspiracy ceases or notifies Bravado of its intention to cease to carry on business;

(v) Conspiracy challenges the validity of any intellectual property rights of any Bravado Artist or Bravado's rights therein.

(b) This agreement shall terminate automatically, without prejudice to any rights Bravado may have, if: (i) Conspiracy files a bankruptcy petition pursuant to the United States Bankruptcy Code; (ii) if Bravado has a bankruptcy proceeding commenced against it pursuant to the United States Bankruptcy Code and if said bankruptcy proceeding is not dismissed within thirty (30) days after it is commenced; (iii) if Conspiracy effects an assignment for the benefit of its creditors; and/or (iv) if Conspiracy becomes unable to pay its debts in the ordinary course of business.

9. EFFECT OF EXPIRATION OR TERMINATION

(a) Upon expiration of the Term or earlier termination of this agreement;

(i) All rights granted to Conspiracy shall forthwith revert to Bravado and/or the Bravado Artists;

10

(ii) Conspiracy shall cease use of and shall notify all parties to whom it has granted licenses to cease use of any intellectual property of any Bravado Artist within ninety days;

(iii) Conspiracy shall deliver up to Bravado all creations, designs, materials and intellectual property created or licensed by Conspiracy or provided to it by Bravado or any Bravado Artist;

(iv) All warranties and indemnification obligations of the parties and all provisions which expressly or by implication are intended to apply after expiration or termination of this agreement shall continue to apply;

(v) Any termination hereunder will be without prejudice to any of Bravado's rights or remedies.

(b) Upon termination pursuant to paragraphs 8(a) and/or 8(b) above, Bravado shall be released from any obligation to pay any sums due hereunder and Conspiracy shall immediately repay to Bravado all unrecovered advances paid pursuant to paragraphs 2(a), 2(b), 2(c) and/or 2(d) above.

(c) In the event that Bravado does not exercise any of its options to extend this agreement pursuant to paragraphs 3(c), 3(d), 3(e) and/or 3(f) above, Bravado shall, subject to paragraphs 2(b)(ii), 2(c)(ii) and/or 2(c)(ii) above, pay to Conspiracy the remaining amount of advances that would be due pursuant to paragraphs 2(b), 2(c) and/or 2(d) above in three equal annual instalments commencing thirty (30) days after termination of this agreement.

10. AUDIT

During the Term and for a period of three (3) years thereafter, Conspiracy shall keep and maintain, at its principal place of business, true, detailed and accurate books and records together with supporting bills, invoices and vouchers of any and all transactions which relate to or affect this agreement. The said books and records with supporting documentation and other items shall be open to audit, examination, inspection, the making of extracts and the taking of copies thereof by Bravado or its representative(s) during regular business hours upon no more than five (5) business days notice. In the event that any such examination and inspection shall indicate that Conspiracy shall have made errors to the detriment of Bravado, then Conspiracy shall forthwith pay to Bravado the amount of the relevant discrepancy and if such error to the detriment of Bravado shall be in excess of five percent (5%) of the monies earned by Bravado during the periods for which such examination and inspection relates, then Conspiracy shall be solely responsible for and shall pay the costs of such inspection and examination which shall not exceed $10,000. Conspiracy will pay Bravado interest on such underpayment and all late payments at the rate of four percent (4%) above City National Prime Rate from the date payments should have been made or eight percent (8%), whichever is higher, until payment is actually made. Conspiracy shall be obligated to

11

obtain for Bravado a similar right to inspect, examine, make extracts and take copies of the books and records of each party that is under obligation to pay Conspiracy money with respect to any Cellular Fan Club. Acceptance of any sum by or on behalf of Bravado from Conspiracy shall not in any manner be construed as a waiver by Bravado of any claim pertaining to the validity of the computation of such payment nor a waiver of any breach by Bravado of any provision of this agreement. Bravado shall provide ten (10) days notice of any audit and the same may be conducted once a year only.

11. PRESS RELEASE

The parties agree to issue a press release in the form annexed hereto.

12. PRESENTATION

Conspiracy shall prepare a DVD presentation that details all aspects of the contemplated Cellular Fan Clubs that will be presented in person to Bravado's employees at Bravado's Los Angeles, California, New York, New York and London, England offices. Conspiracy shall also prepare a DVD presentation for each Bravado Artist that Bravado proposes to include a Cellular Fan Club.

13. MISCELLANEOUS

(a) Except for the Settlement Agreement and Mutual Release executed by the parties and the agreements mentioned in paragraph 4 above, this agreement contains all the terms agreed between Conspiracy and Bravado and replaces all previous agreements written or oral on the subject matter of this agreement and may not be varied except in writing. No waiver by either Conspiracy or Bravado of a breach hereof or a default hereunder shall be deemed a waiver by such party of any previous or subsequent breach whether of a like or similar nature or otherwise.

(b) In the event that any provision of this agreement shall be held void, voidable or unenforceable, the remaining provisions hereof shall remain in full force and effect.

(c) The parties shall, during and after the existence of this agreement, keep all the terms of this agreement secret and confidential and will not disclose to any third party any information contained in this agreement or any information concerning the business of affairs of Bravado except where required by law.

(d) This agreement shall not operate so as to create a partnership or joint venture of any kind between Conspiracy and Bravado.

(e) (i) Conspiracy will not enter into any sub-license agreement in connection

12

with the Bravado Artists without the prior written consent of Bravado nor shall Conspiracy enter into any agency agreement or otherwise sub-contract or part with any of its obligations under this agreement without the prior written consent of Bravado.

(ii) Conspiracy may not assign, licence, subcontract or otherwise part with its rights or obligations under this agreement without the prior written consent of Bravado which may be withheld for any reason.

(f) Any notice, consent, approval or other communication required to be given to any party in connection with this agreement shall be in writing and shall be delivered by hand, e-mail, facsimile, mail or overnight carrier to the address of such party herein set out or at such changed address as shall for that purpose be notified in accordance with the provisions hereof to the other party and every such notice, consent, approval or other communication shall have been duly served on the day of delivery if sent by hand, e-mail, facsimile or overnight carrier and if sent by mail, service shall be deemed to have been made on the third business day after the date of mailing. Copies of all notices to Bravado shall be simultaneously sent to Kenneth A. Feinswog, Esq., 6100 Center Drive, Suite 630, Los Angeles, CA 90045.

(g) This agreement and any variations or amendments hereto shall be construed in accordance with the laws of the State of California and the parties agreed to submit to the exclusive jurisdiction of the State and/or Federal Courts of California in connection with resolving any dispute regarding this agreement.

(h) The various headings used in this agreement are solely for the convenience of the parties and shall not be used to interpret this agreement.

(i) Each party acknowledges that it has obtained legal advice in connection with this agreement and agrees that no provision in this agreement shall be construed for or against any party hereto.

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(j) This agreement may be executed and delivered in two or more counterparts, each of which when so executed and delivered shall be the original, but such counterparts together shall constitute but one and the same instrument. Signatures may be obtained by facsimile.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the dates set forth below.

CONSPIRACY ENTERTAINMENT CORPORATION	BRAVADO INTERNATIONAL GROUP MERCHANDISING SERVICES, INC.
By: ____________________	By: ____________________
Its: CEO	Its: ____________________
Date: June 21, 2005	Date: June ___, 2005

14

Conspiracy Entertainment Corp
Summary

	12/31/2005	12/31/2006	12/31/2007
Debt derivatives:
Tier 1	$728,685.74	5,337,755.42	1,426,558.81
Tier 2	-	779,948.88	208,447.72
Tier 3	-	-	67,513.43
Tier 4	-	-	22,600.93
Total	728,685.74	6,117,704.30	1,725,120.89

Warrant liability:
A warrants	293,698.63	316,435.15	433,114.66
B warrants	246,834.62	388,343.86	846,727.91
Total	540,533.25	704,779.00	1,279,842.57

Grand total:	1,269,218.99	6,822,483.31	3,004,963.46

Reported:	634,000.00	2,819,060.00	3,397,012.00

Over (under):	(635,218.99)	(4,003,423.31)	392,048.54

Conspiracy Entertainment Corp
September 28, 2004 debenture
Calculation of debt derivative

Note terms:
Face amount	$1,750,000.00 (1,050,000 due 8/30/06; 50,000 due 12/19/06; 650,000due 2/9/07)
Issuance date	Various
Maturity date	Aug '06
Conversion:
Lower of a) $0.02 or b) 70% of
the five lowest bids, back 30 days

Balance at:	12/31/2005	12/31/2005	12/31/2005		12/31/2006		12/31/2007
Face note amount	1,050,000	50,000	650,000		1,690,400		1,690,400
Conversion price:
12/29/2005	0.02	0.02	0.02	12/1/2006	0.009	12/24/2007	0.033
12/28/2005	0.025	0.025	0.025	12/5/2006	0.009	12/21/2007	0.033
12/27/2005	0.015	0.015	0.015	12/8/2006	0.0066	12/20/2007	0.033
12/23/2005	0.03	0.03	0.03	12/11/2006	0.0066	12/18/2007	0.0331
12/22/2005	0.03	0.03	0.03	12/12/2006	0.0066	12/17/2007	0.0331
Average	0.024	0.024	0.024		0.00756		0.03304
70%	0.0168	0.0168	0.0168		0.005292		0.023128
Lower of 2%							0.02

# of shares if converted:	62,500,000	2,976,190	38,690,476		319,425,548		84,520,000

INPUT VARIABLES
Number of Shares	62,500,000	2,976,190	38,690,476		319,425,548		84,520,000
Date issued	31-Aug-04	20-Dec-04	9-Feb-06		31-Aug-04		31-Aug-04
Stock Price at grant or reporting period date	0.0150	0.0150	0.0150		0.0220		0.0400
Exercise Price	0.016800	0.016800	0.016800		0.005292		0.023128
Term	0.67	0.97	1.11		0.01		0.01
Volatility	143.94%	143.94%	143.94%		135.74%		133.88%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%		0.00%		0.00%
Discount Rate - Bond Equivalent Yield	4.37%	4.38%	4.38%		4.75%		2.76%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$0.02	$0.02	$0.02		$0.02		$0.04
Present Value of Exercise Price	$0.02	$0.02	$0.02		$0.01		$0.02
Cumulative Volatility	117.82%	141.76%	151.65%		13.57%		13.39%

CALL OPTION
Proportion of Stock Present Value	69.76%	74.49%	76.28%		100.00%		100.00%
Proportion of Exercise Price PV	-25.44%	-22.39%	-21.15%		-100.00%		-100.00%
Call Option Value	$0.0063	$0.0076	$0.0081		$0.0167		$0.0169

PUT OPTION
Proportion of Stock PV	-30.24%	-25.51%	-23.72%		0.00%		0.00%
Proportion of Exercise Price PV	74.56%	77.61%	78.85%		0.00%		0.00%
Put Option Value	$0.01	$0.01	$0.01		$-		$0.00

Number of options valued	62,500,000	2,976,190	38,690,476		319,425,548		84,520,000

	$394,499.94	$22,520.65	$311,665.15		$5,337,755.42		$1,426,558.81

Conspiracy Entertainment Corp
August 11, 2006 debenture
Calculation of debt derivative

Note terms:
Face amount	$247,000.00
Issuance date	8/11/2006
Maturity date	2/1/2007
Conversion:
Lower of a) $0.02 or b) 70% of
the five lowest bids, back 30 days

Balance at:	12/31/2006		12/31/2007
Face note amount	247,000		247,000
Conversion price:
12/1/06:	0.009	12/24/2007	0.033
12/5/06:	0.009	12/21/2007	0.033
12/8/06:	0.0066	12/20/2007	0.033
12/11/06:	0.0066	12/18/2007	0.0331
12/12/06:	0.0066	12/17/2007	0.0331
Average	0.00756		0.03304
70%	0.005292		0.023128
Cap			0.02
# of shares if converted:	46,674,225		12,350,000

INPUT VARIABLES
Number of Shares	46,674,225		12,350,000
Date issued	11-Aug-06		11-Aug-06
Stock Price at grant or reporting period date	0.0220		0.0400
Exercise Price	0.005292		0.023128
Term	0.01		0.01
Volatility	135.74%		133.88%
Annual Rate of Quarterly Dividends	0.00%		0.00%
Discount Rate - Bond Equivalent Yield	4.75%		2.76%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$0.02		$0.04
Present Value of Exercise Price	$0.01		$0.02
Cumulative Volatility	13.57%		13.39%

CALL OPTION
Proportion of Stock Present Value	100.00%		100.00%
Proportion of Exercise Price PV	-100.00%		-100.00%
Call Option Value	$0.0167		$0.0169

PUT OPTION
Proportion of Stock PV	0.00%		0.00%
Proportion of Exercise Price PV	0.00%		0.00%
Put Option Value	$-		$0.00

Number of options valued	46,674,225		12,350,000

	$779,948.88		$208,447.72

Conspiracy Entertainment Corp
March 30, 2007 debenture
Calculation of debt derivative

Note terms:
Face amount	$80,000.00
Issuance date	3/30/2007
Maturity date	8/1/2007
Conversion:
Lower of a) $0.02 or b) 70% of
the five lowest bids, back 30 days

Balance at:			12/31/2007
Face note amount			80,000
Conversion price:
		12/24/2007	0.033
		12/21/2007	0.033
		12/20/2007	0.033
		12/18/2007	0.0331
		12/17/2007	0.0331
Average			0.03304
70%			0.023128
Cap'd			0.02

# of shares if converted:			4,000,000

INPUT VARIABLES
Number of Shares			4,000,000
Date issued			30-Mar-07
Stock Price at grant or reporting period date			0.0400
Exercise Price			0.023128
Term			0.01
Volatility			133.88%
Annual Rate of Quarterly Dividends			0.00%
Discount Rate - Bond Equivalent Yield			2.76%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend			$0.04
Present Value of Exercise Price			$0.02
Cumulative Volatility			13.39%

CALL OPTION
Proportion of Stock Present Value			100.00%
Proportion of Exercise Price PV			-100.00%
Call Option Value			$0.0169

PUT OPTION
Proportion of Stock PV			0.00%
Proportion of Exercise Price PV			0.00%
Put Option Value			$0.00

Number of options valued			4,000,000

			$67,513.43

Conspiracy Entertainment Corp
July 1, 2007 debenture
Calculation of debt derivative

Note terms:
Face amount	$200,000.00
Issuance date	3/30/2007
Maturity date	8/1/2008
Conversion:
Lower of a) $0.02 or b) 70% of
the five lowest bids, back 30 days

Balance at:			12/31/2007
Face note amount			200,000
Conversion price:
		12/24/2007	0.033
		12/21/2007	0.033
		12/20/2007	0.033
		12/18/2007	0.0331
		12/17/2007	0.0331
Average			0.03304
70%			0.023128
Lower of $0.02			0.20

# of shares if converted:			1,000,000

INPUT VARIABLES
Number of Shares			1,000,000
Date issued			30-Mar-07
Stock Price at grant or reporting period date			0.0400
Exercise Price			0.023128
Term			0.59
Volatility			133.88%
Annual Rate of Quarterly Dividends			0.00%
Discount Rate - Bond Equivalent Yield			3.49%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend			$0.04
Present Value of Exercise Price			$0.02
Cumulative Volatility			102.84%

CALL OPTION
Proportion of Stock Present Value			85.70%
Proportion of Exercise Price PV			-51.53%
Call Option Value			$0.0226

PUT OPTION
Proportion of Stock PV			-14.30%
Proportion of Exercise Price PV			48.47%
Put Option Value			$0.01

Number of options valued			1,000,000

			$22,600.93

Conspiracy Entertainment Corp
A warrants
Calculation of FV of warrants

Issuance date	9/28/2004			8/31/2004			2/9/2005
# of warrants	1,000,000			21,000,000			13,000,000
Maturity date	9/28/2008			8/31/2009			2/28/2010
Strike price:	$0.20			$0.20			$0.20

	12/31/2005	12/31/2006	12/31/2007	12/31/2005	12/31/2006	12/31/2007	12/31/2005	12/31/2006	12/31/2007
INPUT VARIABLES
Number of Shares	1,000,000	1,000,000	1,000,000	21,000,000	21,000,000	21,000,000	13,000,000	13,000,000	13,000,000
Date issued	28-Sep-04	28-Sep-04	28-Sep-04	31-Aug-04	31-Aug-04	31-Aug-04	9-Feb-05	9-Feb-05	9-Feb-05
Stock Price at grant or reporting period date	0.0150	0.0220	0.0400	0.0150	0.0220	0.0400	0.0150	0.0220	0.0400
Exercise Price	0.200000	0.200000	0.200000	0.200000	0.200000	0.200000	0.200000	0.200000	0.200000
Term	2.75	1.75	0.75	3.49	2.49	1.49	4.17	3.17	2.17
Volatility	143.94%	135.74%	133.88%	143.94%	135.74%	133.88%	143.94%	135.74%	133.88%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Discount Rate - Bond Equivalent Yield	4.37%	4.82%	3.34%	4.37%	4.82%	3.34%	4.35%	4.74%	3.05%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$0.02	$0.02	$0.04	$0.02	$0.02	$0.04	$0.02	$0.02	$0.04
Present Value of Exercise Price	$0.18	$0.18	$0.20	$0.17	$0.18	$0.19	$0.17	$0.17	$0.19
Cumulative Volatility	238.70%	179.57%	115.94%	268.90%	214.19%	163.42%	293.93%	241.68%	197.22%

CALL OPTION
Proportion of Stock Present Value	56.28%	38.78%	21.56%	66.91%	53.82%	44.53%	74.20%	63.93%	58.06%
Proportion of Exercise Price PV	-1.29%	-1.87%	-2.58%	-1.22%	-2.04%	-3.82%	-1.10%	-1.97%	-3.85%
Call Option Value	$0.0061	$0.0051	$0.0036	$0.0079	$0.0082	$0.0105	$0.0093	$0.0107	$0.0160

PUT OPTION
Proportion of Stock PV	-43.72%	-61.22%	-78.44%	-33.09%	-46.18%	-55.47%	-25.80%	-36.07%	-41.94%
Proportion of Exercise Price PV	98.71%	98.13%	97.42%	98.78%	97.96%	96.18%	98.90%	98.03%	96.15%
Put Option Value	$0.17	$0.17	$0.16	$0.16	$0.16	$0.16	$0.16	$0.16	$0.16

Number of options valued	1,000,000	1,000,000	1,000,000	21,000,000	21,000,000	21,000,000	13,000,000	13,000,000	13,000,000

	$6,149.37	$5,085.29	$3,592.00	$166,795.97	$172,639.10	$221,269.08	$120,753.29	$138,710.76	$208,253.58

Conspiracy Entertainment Corp
B warrants
Calculation of FV of warrants

Issuance date	9/28/2004			8/31/2004			2/9/2005
# of warrants	1,000,000			21,000,000			13,000,000
Maturity date	9 mos once effective			9 mos once effective			18 mos once effective
Strike price:	$0.05			$0.05			$0.05

Assumption: 10 months to file and be effective

	12/31/2005	12/31/2006	12/31/2007	12/31/2005	12/31/2006	12/31/2007	12/31/2005	12/31/2006	12/31/2007
INPUT VARIABLES
Number of Shares	1,000,000	1,000,000	1,000,000	21,000,000	21,000,000	21,000,000	13,000,000	13,000,000	13,000,000
Date issued	28-Sep-04	28-Sep-04	28-Sep-04	31-Aug-04	31-Aug-04	31-Aug-04	9-Feb-05	9-Feb-05	9-Feb-05
Stock Price at grant or reporting period date	0.0150	0.0220	0.0400	0.0150	0.0220	0.0400	0.0150	0.0220	0.0400
Exercise Price	0.050000	0.050000	0.050000	0.050000	0.050000	0.050000	0.050000	0.050000	0.050000
Term	1.59	1.59	1.59	1.59	1.59	1.59	2.34	2.34	2.34
Volatility	143.94%	135.74%	133.88%	143.94%	135.74%	133.88%	143.94%	135.74%	133.88%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Discount Rate - Bond Equivalent Yield	4.41%	4.82%	3.05%	4.41%	4.82%	3.05%	4.41%	4.82%	3.05%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$0.02	$0.02	$0.04	$0.02	$0.02	$0.04	$0.02	$0.02	$0.04
Present Value of Exercise Price	$0.05	$0.05	$0.05	$0.05	$0.05	$0.05	$0.05	$0.04	$0.05
Cumulative Volatility	181.50%	171.16%	168.82%	181.50%	171.16%	168.82%	220.19%	207.64%	204.80%

CALL OPTION
Proportion of Stock Present Value	61.12%	66.29%	77.05%	61.12%	66.29%	77.05%	72.59%	75.69%	82.88%
Proportion of Exercise Price PV	-6.27%	-9.83%	-17.16%	-6.27%	-9.83%	-17.16%	-5.46%	-8.38%	-13.60%
Call Option Value	$0.0062	$0.0100	$0.0226	$0.0062	$0.0100	$0.0226	$0.0084	$0.0129	$0.0268

PUT OPTION
Proportion of Stock PV	-38.88%	-33.71%	-22.95%	-38.88%	-33.71%	-22.95%	-27.41%	-24.31%	-17.12%
Proportion of Exercise Price PV	93.73%	90.17%	82.84%	93.73%	90.17%	82.84%	94.54%	91.62%	86.40%
Put Option Value	$0.04	$0.03	$0.03	$0.04	$0.03	$0.03	$0.04	$0.04	$0.03

Number of options valued	1,000,000	1,000,000	1,000,000	21,000,000	21,000,000	21,000,000	13,000,000	13,000,000	13,000,000

	$6,243.47	$10,026.67	$22,640.82	$131,112.83	$210,560.14	$475,457.24	$109,478.32	$167,757.05	$348,629.85

Conspiracy Entertainment Corp
Calculation of Registration Rights Penalty

			Required	Expected	First mo
			Effective	Effective	Penalty	Months at
	Dated	Amount	Date	Date	1%	2%	2% penalty
Tier 1	8/31/2004	1,050,000.00	11/29/2004	3/31/2009	10,500.00	54	1,116,120.00	(note 59600 converted 12/31/07)
Tier 2	12/20/2004	50,000.00	3/20/2005	3/31/2009	500.00	51	51,000.00
Tier 3	2/24/2005	650,000.00	5/25/2005	3/31/2009	6,500.00	49	637,000.00

Total debentures with registration rights:		1,750,000.00			17,500.00		1,804,120.00

Terms of registration rights:				Total:		1,821,620.00
File within 45 days
Effective within 90 days
Penalty:
1% first 30 days
2% per month, or part of month

Note: Filing in excess of 45 days, never effective

Conspiracy Entertainment Corp
Volatility Calculations

	Mkt
Date	Price
1/2/2004	1.1000
2/2/2004	1.1500	0.0444518
3/1/2004	1.6000	0.3302417
4/1/2004	1.5500	-0.0317487
5/3/2004	1.1100	-0.3338949
6/1/2004	1.1300	0.0178576
7/1/2004	0.2000	-1.7316555
8/2/2004	0.1700	-0.1625189
9/1/2004	0.1300	-0.268264
10/1/2004	0.1150	-0.1226023
11/1/2004	0.1300	0.1226023
12/1/2004	0.1000	-0.2623643
1/3/2005	0.0900	-0.1053605
2/1/2005	0.0850	-0.0571584
3/1/2005	0.0450	-0.6359888
4/1/2005	0.0650	0.3677248
5/2/2005	0.0440	-0.3901976
6/1/2005	0.0450	0.0224729
7/1/2005	0.0420	-0.0689929
8/1/2005	0.0400	-0.0487902	Volatility at 12/31/05:
9/1/2005	0.0270	-0.3930426	Daily volatility:	0.4155116
10/3/2005	0.0300	0.1053605	Sq root of 12:	3.4641016
11/1/2005	0.0310	0.0327898
12/1/2005	0.0350	0.1213609	Annualized Volatility:	143.94%
1/3/2006	0.0150	-0.8472979
2/1/2006	0.0130	-0.1431008
3/1/2006	0.0150	0.1431008
4/3/2006	0.0105	-0.3566749
5/1/2006	0.0170	0.4818381
6/1/2006	0.0131	-0.2606011
7/3/2006	0.0131	0	Volatility at 12/31/06:
8/1/2006	0.0090	-0.3753877	Daily volatility:	0.3918389
9/1/2006	0.0100	0.1053605	Sq root of 12:	3.4641016
10/2/2006	0.0070	-0.3566749
11/1/2006	0.0066	-0.0588405	Annualized Volatility:	135.74%
12/1/2006	0.0090	0.3101549
1/3/2007	0.0220	0.8938179
2/1/2007	0.0170	-0.2578291
3/1/2007	0.0250	0.3856625
4/2/2007	0.0250	0
5/1/2007	0.0350	0.3364722
6/1/2007	0.0360	0.0281709
7/2/2007	0.0340	-0.0571584
8/1/2007	0.0350	0.0289875	Volatility at 12/31/07:
9/4/2007	0.0380	0.0822381	Daily volatility:	0.3864688
10/1/2007	0.0400	0.0512933	Sq root of 12:	3.4641016
11/1/2007	0.0490	0.2029408
12/3/2007	0.0400	-0.2029408	Annualized Volatility:	133.88%